Exhibit 23.3

August 19, 2020

Securities and Exchange Commission

100 F Street, N.E. Washington, D.C.

20549-7561

Dear Sirs/Madams:

We have read Item 14(j) of Form F-4 of Ucommune International Ltd dated August 18, 2020 and have the following comments:

1. We agree with the statements made in the paragraph 1, 4, 5, 6 and 8 in the section “Change in Registered Independent Public Accounting Firm” included therein for which we have a basis on which to comment on, and we agree with, the disclosures.

2. We have no basis on which to agree or disagree with the statements made in paragraph 2, 3, 7 and 9 in the section “Change in Registered Independent Public Accounting Firm” included therein.

Yours faithfully,

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP

Deloitte Touche Tohmatsu Certified Public Accountants LLP
Beijing, China